UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 22, 2026 (September 18, 2026)

Commission File No. 024-12195

ALMCO PLUBMING, INC.
(Exact name of registrant as specified in its charter)

California	36-4915179
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4838 Ronson Ct, Unit D, San Diego, California 92111

(Full mailing address of principal executive offices)

(858) 209-7214

(Issuer’s telephone number, including area code)

Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Fundamental Changes

Change in Control

Effective September 18, 2026, there occurred a change in control of Almco Plumbing, Inc., a California corporation (the “Company”), the Company. On such date, pursuant to a stock purchase agreement (the “Change-in-Control Agreements”), Rocky Xingmin Liao acquired 28,780,295 shares of the Company’s common stock (the “Control Shares”) from Vladyslav Khorenko. The Control Shares represent approximately 89.94% of the outstanding shares of the Company’s common stock and constitute voting control of the Company. The total consideration paid by Mr. Liao for the Control Shares was $500,000 in cash delivered at the closing.

In conjunction with the Change-in-Control Agreement, on September 18, 2026, Vladyslav Khorenko resigned as the Sole Director and Sole Officer of the Company and Rocky Xingmin Liao was appointed as the Sole Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.

Certain information regarding the background of Mr. Liao is set forth below.

Rocky Xingmin Liao, 38, currently serves as Chief Executive Officer of Jiangsu Qilian E-Commerce Co., Ltd., a China-based comprehensive service platform dedicated to strategic planning, business model optimization, and integrated solutions for micro, small and medium-sized enterprises, where he is responsible for overall responsibility for corporate strategy and business operations of a global leader in industrial mobile robotics and embodied intelligence, serving 300+ leading enterprises across 60+ countries and regions. From 2023 to 2026, Mr. Liao served as Chief Executive Officer and General Manager of Xingying Industrial Technology, a China-based industrial technology enterprise. From 2015 5o 2022, he served as Head of Consulting Business Line for 51job, Inc. (NASDAQ: JOBS), where he managed a portfolio of consulting business lines serving Fortune 500 and large Chinese groups, including pre-deal organizational due diligence for client M&A transactions.

The following table sets forth, as of the date of this Current Report, the shareholdings of (1) each person owning beneficially 5% or more of the Company’s outstanding common stock; (2) each executive officer of the Company, and (3) all officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment power over his securities. Information relating to beneficial ownership of securities by our principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power. Except as disclosed herein, we do not have any outstanding options or other securities exercisable for or convertible into shares of our common stock. Unless otherwise indicated, the address of each person listed is c/o Almco Plumbing, Inc., 4838 Ronson Ct, Unit D, San Diego, California 92111.

Name of Beneficial Owner	Title of Class	Beneficial Ownership	Percent of Class(1)
Rocky Xingmin Liao (2)	Common Stock	28,780,295	89.94%
All Officers and Directors as a Group (1 person)	Common Stock	28,780,295	89.94%

(1)	Based on 32,000,000 shares outstanding, as of the date of this Current Report.
(2)	Officer and director.

2

Lock-up Agreements

Effective September 18, 2026, the Company entered into (1) a Lock-up Agreement (the “Genova Lock-up Agreement”) with Genova LLC (“Genova”) and a Lock-up Agreement (the “Tempo Lock-up Agreement”) with Tempo Restoration (“Tempo”).

The Genova Lock-up Agreement and the Tempo Lock-up Agreement include the following provisions:

Lock-Up. From September 18, 2026, through March 18, 2026, the shareholder shall not transfer any lock-up share, or publicly disclose any intention to do so, other than a permitted transfer.

Permitted Transfer. A permitted transfer includes: (a) by gift to a member of the shareholder’s immediate family; (b) by will or by the laws of descent and distribution; (c) pursuant to a qualified domestic relations order or in connection with a divorce settlement; (d) to any entity wholly owned and controlled by the shareholder to its equity holders, members or partners by pro rata distribution, or to an affiliate of the shareholder; (e) to a charitable organization; or (f) with the prior written consent of the Company, which may be given or withheld in its sole discretion.

No Nominee or Indirect Arrangements. The shareholder shall not place any Lock-up share in the name of any nominee, or transfer any lock-up share to any person or entity with the purpose or effect of permitting a sale that the shareholder could not itself effect or take any other action for the purpose of avoidance or circumvention.

Retained Rights. The shareholder retains all rights of a shareholder with respect to the lock-up shares during the lock-up period, including the right to vote the lock-up shares and the right to receive dividends and other distributions.

The foregoing description of the Genova Lock-up Agreement and the Tempo Lock-up Agreement is qualified in its entirety by the full text of the Genova Lock-up Agreement and the Tempo Lock-up Agreement, which are filed as Exhibits 3.1 and 3.2, respectively, to, and incorporated by reference in, this Current Report.

Letter of Intent

On September 18, 2026, the Company entered into a Letter of Intent (the "Letter of Intent") to acquire Jiangsu Qilian E-Commerce Co., Ltd. ("Jiangsu Quilian"). The Letter of Intent contemplates that the Company would issue a combination of common stock and preferred stock in the acquisition. The definitive agreement is expected to be completed by approximately October 31, 2026, following the completion of certain administrative actions required by applicable Chinese law, with a closing to occur shortly thereafter.

Jiangsu Quilian, headquartered in the Suolide Science and Technology Park in Wuxi, Jiangsu Province, Qilian is a comprehensive service platform dedicated to strategic planning, business model optimization, and integrated solutions for micro, small and medium-sized enterprises.

The foregoing description of the Letter of Intent is qualified in its entirety by the full text of the Letter of Intent, which is filed as Exhibit 6.1 to, and incorporated by reference in, this Current Report.

Item 6. Changes in Control of Issuer

The information set forth above under Item 1. Fundamental Changes is incorporated in this Item 6.

Item 7. Departure of Certain Officers

The information set forth above under Item 1. Fundamental Changes is incorporated in this Item 7.

3

EXHIBITS

Exhibit Number	Description
3.1 3.2 6.1	Lock-up Agreement between the Company and Genova LLC. Lock-up Agreement between the Company and Tempo Restoration. Letter of Intent between the Company and Jiangsu Quilian E-Commerce Co., Ltd.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMCO PLUMBING, INC.

Date: September 22, 2026	/s/ Rocky Xingmin Liao
Rocky Xingmin Liao Chief Executive Officer

4